Exhibit 99.1

ZEEKR Announces October 2024 Delivery Update

HANGZHOU, China, November 01, 2024 – ZEEKR Intelligent Technology Holding Limited ("ZEEKR" or the "Company") (NYSE: ZK), a global premium electric mobility technology company, today announced its delivery results for October 2024.

ZEEKR delivered 25,049 vehicles in October 2024, a 92% year-over-year increase. Year-to-date, ZEEKR has delivered 167,922 vehicles in 2024, representing 82% growth over the same period last year. As of the end of October 2024, ZEEKR’s cumulative deliveries reached 364,555.

On October 23, 2024, ZEEKR officially launched and commenced deliveries of the ZEEKR MIX, a five-seat, family-oriented vehicle. The ZEEKR MIX redefines the concept of an everyday driver, seamlessly combining ample space, outstanding safety, and agile handling. As the first model built on the Company’s SEA-M architecture, the ZEEKR MIX boasts up to 93% in-cabin space utilization, maximizing interior space through innovative packaging and a capsule-style exterior. Two front-row seats that can swivel 270 degrees and a movable central console enhance cabin versatility, enabling “9+N” cabin scenario modes and flexible seating arrangements. The ZEEKR MIX’s industry-first double sliding doors provide an impressive 1.48-meter-wide entrance for maximum accessibility. Meanwhile, a hidden dual B-pillar design, with two ultra-high-strength steel pillars embedded within each door, ensures enhanced safety.

About ZEEKR

ZEEKR (NYSE: ZK) is a global premium electric mobility technology brand from Geely Holding Group. ZEEKR aims to create a fully integrated user ecosystem with innovation as a standard. ZEEKR utilizes Sustainable Experience Architecture (SEA) and develops its own battery technologies, battery management systems, electric motor technologies, and electric vehicle supply chains. ZEEKR’s value is equality, diversity, and sustainability. Its ambition is to become a true mobility solution provider.

ZEEKR operates its R&D centers and design studios in Ningbo, Hangzhou, Gothenburg, and Shanghai and boasts state-of-the-art facilities and world-class expertise. Since ZEEKR began delivering vehicles in October 2021, the brand has developed a diversified product portfolio that primarily includes the ZEEKR 001, a luxury shooting brake; the ZEEKR 001 FR, a hyper-performing electric shooting brake; the ZEEKR 009, a pure electric luxury MPV; the ZEEKR 009 Grand, a four-seat ultra-luxury flagship MPV; the ZEEKR X, a compact SUV; the ZEEKR 7X, a premium electric five-seater SUV; the ZEEKR MIX; and an upscale sedan model. ZEEKR has announced plans to sell vehicles in global markets, and has an ambitious roll-out plan over the next 5 years to satisfy the rapidly expanding global EV demand.

For more information, please visit https://ir.zeekrlife.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

E-mail: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

E-mail: zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zeekr@thepiacentegroup.com